

Mail Stop 3561

November 10, 2016

Joseph A. D'Amato
Chief Executive Officer
Empire Resorts, Inc.
c/o Monticello Casino and Raceway
204 State Route 17B, P.O. Box 5013
Monticello, NY 12701

> **Re:** **Empire Resorts, Inc.**
> **Registration Statement on Form S-3**
> **Filed October 14, 2016**
> **File No. 333-214119**

Dear Mr. D'Amato:

We have limited our review of your registration statement to those issues we have addressed in our comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to this comment, we may have additional comments.

General

1. It is unclear whether you are eligible to conduct a primary offering pursuant to General Instruction I.B.1 of Form S-3. Please advise whether you believe you are eligible to conduct a primary offering on Form S-3 pursuant to this instruction. To the extent you do not meet the public float requirement and intend to rely upon General Instruction I.B.6, please revise to include the information required by Instruction 7 to General Instruction I.B.6 on the prospectus cover page.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

Please contact Donald E. Field at (202) 551-3680 or me at (202) 551-3469 with any questions.

Sincerely,

/s/ Justin Dobbie

Justin Dobbie
Legal Branch Chief
Office of Transportation and Leisure

cc: Tamar Donikyan
Ellenoff Grossman & Schole LLP